Exhibit 99.1

BitFuFu Inc. Reports

Full Year 2023 Financial Results

SINGAPORE, April 11, 2024 (GLOBE NEWSWIRE) – BitFuFu Inc., (“BitFuFu” or “the Company”) (NASDAQ: FUFU), a fast-growing digital asset mining service and world-leading cloud-mining service provider, today announced its financial results for the full year ended December 31, 2023.

Full Year 2023 Operational Highlights

•	Hosting capacity of 515 MW diversified across 24 sites on three continents as of December 31, 2023, compared with 336 MW across 19 sites on one continent as of December 31, 2022
•	Total mining capacity increased 106.3% to a record 22.9 EH/s as of December 31, 2023, compared to 11.1 EH/S as of December 31, 2022
•	Cloud-mining registered users increased 61.5% to 304,270 as of December 31, 2023 compared to 188,460 as of December 31, 2022
•	Bitcoin (“BTC”) production from self-mining operations increased 26.6% to 3,577 BTCs in 2023, from 2,825 BTCs in 2022
•	BTC production by customers from cloud-mining solutions increased 98.4% to 6,756 BTCs in 2023, from 3,405 BTCs in 2022
•	Cost to mine BTC from self-mining operations in 2023 averaged US$28,200 per BTC versus US$21,500 per BTC in 2022

Operational Highlights

	As of December 31,
Metric	2023	2022
Hosting capacity (MW)	515	336
Total mining capacity (EH/s)(1)	22.9	11.1
Cloud-mining registered Users	304,270	188,460

	For the Year ended December 31
	2023	2022
BTC Produced
From BitFuFu self-mining operations	3,577	2,825
By customers from cloud-mining solutions(2)	6,756	3,405
Average BTC produced per day by customers and BitFuFu	28.3	17.1

(1)	Defined as the hash rate that could theoretically be generated if all miners that have been energized are currently in operation including miners that may be temporarily offline. Hash rates are estimates based on the manufacturers’ specifications.
(2)	Defined as the amount of BTC that was produced during the year by customers using mining capacity purchased from cloud-mining solutions.

Full Year 2023 Financial Highlights

•	Total revenue was US$284.1 million in 2023, representing an increase of 43.3% from US$198.2 million in 2022
•	Revenue from cloud-mining solutions was US$178.0 million in 2023, representing an increase of 79.1% increase from US$99.4 million in 2022
•	Revenue from Bitcoin self-mining operations was US$100.2 million in 2023, representing an increase of 66.2% from US$60.3 million in 2022
•	Net income was US$10.5 million in 2023, representing an increase of 337.5% compared with US$2.4 million in 2022
•	Adjusted EBITDA was US$41.7 million in 2023, representing an increase of 5.3% compared with US$39.6 million in 2022
•	Combined balance of cash and cash equivalents and digital assets[1] were US$76.0 million as of December 31, 2023, representing an increase of 11.1% compared with US$68.4 million as of December 31, 2022
•	BitFuFu raised US$75.1 million in connection with its business combination and listing on NASDAQ in March 2024.

Leo Lu, Chief Executive Officer and Chairman of the Board of Directors, said, “In 2023, BitFuFu witnessed significant growth, reflecting the increasing recognition of the value we offer customers through our cloud-mining solutions. Our ability to flexibly allocate mining capacity between self-mining and cloud-mining services, and between leased and owned miners, based on our assessment of market dynamics and strategic forecasts, drove the rapid growth in our cloud-mining business in 2023.”

“Building on the momentum in our cloud-mining business, we plan to continue leveraging our competitive advantage in this segment, expand our operations and cultivate new partnerships with other industry players.”

Full Year 2023 Financial Results

Revenue

Total revenue in 2023 was US$284.1 million, representing an increase of 43.3% from US$198.2 million in 2022, primarily due to an increase in revenue from cloud-mining solutions and self-mining operations which was partially offset by the suspension of sales and leasing of mining equipment and sourcing services for mining equipment sales operations as part of the Company’s strategic shift towards the development of its cloud-mining business in 2023.

Revenue from cloud-mining solutions in 2023 was US$178.0 million, representing an increase of 79.1% from US$99.4 million in 2022, primarily due to increases in repeat purchases of cloud-mining services from existing customers and new customers, and increase in average selling price. Revenue from existing customers was US$138.9 million and new customers was US$39.1 million in 2023, accounting for 78.0% and 22.0% of revenue from cloud-mining solutions, respectively. In 2022, revenue from existing customers was US$66.0 million and new customers was US$33.4 million, accounting for 66.4% and 33.6% of revenue from cloud-mining solutions, respectively.

Revenue from Bitcoin self-mining operations in 2023 was US$100.2 million, representing an increase of 66.2% from US$60.3 million in 2022, primarily due to an 88.4% year-over-year increase in the average hash rate used for self-mining operations and a 9.5% year-over-year increase in the annual average price of BTC produced, which was partially offset by an increase in blockchain difficulty2 for BTC mining resulting in a decrease in BTC output per tera-hash. BTC production from self-mining operations increased 26.6% to 3,577 BTCs in 2023, from 2,825 BTCs in 2022.

[1]	BTC was measured at carrying value. The Company has not implemented the early adoption of FASB fair value accounting rules, ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets, in its financials for full year 2023. Starting from January 1, 2024, the Company will adopt the new FASB fair value accounting rules.

[2]	Blockchain difficulty is a technical term in BTC mining, which affects the unit mining output per tera hash. The higher of blockchain difficulty, the less BTC will be produced by each hash rate unit.

Revenue from hosting services and others in 2023 was US$5.8 million, a decrease of 26.9% from US$8.0 million in 2022, primarily due to the temporary suspension of hosted miners by customers seeking to limit mining losses during periods when BTC prices were low.

The Company did not generate revenue from its sourcing services for mining equipment, leasing services or sales of mining equipment in 2023, as part of the Company’s strategic shift towards the development of its cloud-mining business. The Company generated US$18.8 million, US$1.3 million and US$10.4 million from its sourcing services for mining equipment, leasing services and sales of mining equipment in 2022, respectively.

Cloud-mining solutions accounted for 62.7% of our total revenue in 2023, Bitcoin self-mining operations accounted for 35.2%, and hosting services and others accounted for 2.1%.

Cost of Revenue

Cost of revenue in 2023 was US$271.4 million, representing an increase of 67.5% from US$162.0 million in 2022, primarily due to costs associated with the expansion of its cloud-mining solutions and self-mining operations which was partially offset by a decrease in costs associated with hosting services and sourcing, leasing and sales of mining equipment.

Operating Expenses

Sales and marketing expenses in 2023 were US$1.9 million, representing a decrease of 5.3% from US$2.0 million in 2022. The decrease was primarily driven by an increase in market demand which partially reduced the need for advertising and promotional campaigns.

General and administrative expenses in 2023 were US$3.7 million, representing an increase of 32.1% from US$2.8 million in 2022, primarily due to a US$0.5 million increase in payroll costs associated with the recruiting of additional talent and a US$0.3 million increase in consulting expenses associated with the Company’s business development.

Research and development expenses in 2023 were US$1.7 million, representing an increase of 11.3% from US$1.6 million in 2022, primarily due to an increase in payroll costs of technical and development employees.

There were no impairment losses on mining equipment in 2023, compared to US$11.9 million in 2022.

Impairment loss on digital assets in 2023 was US$7.0 million, representing a decrease of 45.7% from US$12.9 million in 2022, primarily due to the increase in BTC price in 2023. The Company did not implement the early adoption of FASB fair value accounting rules, ASU No. 2023-08, in 2023, and accordingly recognized impairment on digital assets whenever the carrying value of the Company’s digital assets exceeds the fair value of the digital assets on daily basis.

Gains on sales of digital assets in 2023 were US$18.2 million, compared with US$4.9 million in 2022. The increase was primarily due to a 50% year-over-year increase in the amount of BTC sold in 2023 and an increase in the difference between the selling price and the carrying value of BTC sold in 2023 driven by the increase in BTC price during the second half of 2023 when the sales were made.

Net Income

Net income in 2023 was US$10.5 million, compared with US$2.4 million in 2022.

Adjusted EBITDA

Adjusted EBITDA in 2023 was US$41.7 million, compared with US$39.6 million in 2022.

Liquidity and Capital Resources

As of December 31, 2023, the Company had cash and cash equivalents and digital assets of US$76.0 million, compared with US$68.4 million as of December 31, 2022.

Conference Call

The Company’s management team will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on Wednesday, April 11, 2024 (8:00 P.M. Singapore Time on the same day).

All participants must register in advance of the conference call using the link provided below. Upon registration, each participant will receive a confirmation email containing dial-in numbers and a unique access PIN, which will be used to join the conference call.

Registration Link: https://register.vevent.com/register/BIfe9b3031569c43b3946549eba3c175d1

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at https://investors.bitfufu.com/.

About BitFuFu Inc.

BitFuFu is a fast-growing digital asset mining service and world-leading cloud-mining service provider. BitFuFu received early investment from Bitmain, a world-leading digital asset mining hardware manufacturer, and remains Bitmain’s sole strategic partner in the cloud mining space.

BitFuFu is dedicated to fostering a secure, compliant, and transparent blockchain infrastructure, providing a variety of stable and intelligent digital asset mining solutions to a global customer base. Leveraging its expanding global mining facility network and strategic partnership with Bitmain, BitFuFu enables institutional customers and digital asset enthusiasts to mine digital assets efficiently.

For more information, please visit https://investors.bitfufu.com/.

Non-GAAP Financial Measure

BitFuFu uses and considers Adjusted EBITDA, a non-GAAP financial measure, as a supplemental metrics in reviewing and evaluating its performance. BitFuFu defines Adjusted EBITDA as (1) GAAP net profit/loss, plus (2) adjustments to add back interest expense/(income), income tax expense/(benefit), depreciation and amortization; and (3) adjustments for non-recurring items, if any. BitFuFu believes that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the consolidated financial results in the same manner as its management and in comparing financial results across accounting periods. However, Non-GAAP financial measure is not defined under GAAP and are not presented in accordance with GAAP. Non-GAAP financial measure has limitations as analytical tools, which possibly do not reflect all items of expense that affect the Company’s operations. BitFuFu’s calculation of adjusted EBITDA may be different from the calculation methods of other companies, and therefore, the comparability of such measure may be limited. In addition, this non-GAAP financial measure adjusts for the impact of items that BitFuFu does not consider indicative of the operational performance of its business and should not be considered in isolation or construed as an alternative to net profit/loss or any other measure of performance or as an indicator of its future performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release. BitFuFu encourages you to review its financial information in its entirety and not rely on a single financial measure.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The announced results of the full year of 2023 are preliminary and subject to adjustments. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

BitFuFu Investor Relations

ir@bitfufu.com

Christensen Advisory

bff@christensencomms.com

Appendix I: Financial statements

	For the years ended December 31,
	2023 US$ ‘000	2022 US$ ‘000

Total revenues	284,106	198,199

Cost of revenues
Cost of revenues incurred to a related party	(166,541)	(83,878)
Cost of revenues incurred to third parties	(80,397)	(59,955)
Cost of revenues – depreciation and amortization	(24,455)	(18,134)
Total cost of revenues	(271,393)	(161,967)

Gross profit	12,713	36,232

Operating expenses
Sales and marketing expenses	(1,863)	(1,952)
General and administrative expenses	(3,682)	(2,735)
Research and development expenses	(1,741)	(1,564)
Credit loss provision for receivables	(100)	(608)
Impairment loss on assets held by FTX	-	(9,827)
Impairment loss on digital assets	(6,987)	(12,949)
Impairment loss on mining equipment	-	(11,850)
Loss on disposal of subsidiary	-	-
Realized gain on sales of digital assets	18,231	4,948
Realized fair value gain on digital asset borrowings	-	4,206
Total operating expenses, net	3,858	(32,331)

Operating income	16,571	3,901

Interest expense	(5,536)	(2,517)
Interest income	1,055	343
Other income/(expenses), net	587	50
Income before income taxes	12,677	1,777
Income tax (expense)/benefit	(2,183)	666
Net income and total comprehensive income	10,494	2,443

Earnings per share:
Ordinary shares – basic and diluted (US$)	0.07	0.02

Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares – basic and diluted	150,000,000	149,383,562

BITFUFU INC.
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2023 US$ ‘000	2022 US$ ‘000

ASSETS
Current assets:
Cash and cash equivalents	32,005	60,431
Digital assets	43,979	8,010
Accounts receivable, net	3,838	6,270
Amount due from related parties	38	37
Prepayments	39,566	12,524
Other current assets	1,843	301
Total current assets	121,269	87,573

Non-current assets:
Equipment, net	81,857	106,291
Deposits	2,683	-
Deferred tax assets, net	4,224	4,471
Total non-current assets	88,764	110,762

Total assets	210,033	198,335

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payables	806	38
Contract liabilities	47,724	6,443
Taxes payable	2,233	5,126
Accrued expenses and other payables	5,368	3,292
Amount due to a related party	30,229	67,162
Total current liabilities	86,360	82,061

Non-current liabilities:
Long-term payables	102,435	109,435
Deferred tax liabilities, net	3,904	-
Total non-current liabilities	106,339	109,435

Total liabilities	192,699	191,496

Total shareholders’ equity	17,334	6,839

Total liabilities and stockholders’ equity	210,033	198,335

Appendix II: Unaudited Reconciliation of GAAP and non-GAAP Results

	For the years ended December 31,
	2023	2022
	US$ ‘000	US$ ‘000
Net profit	10,494	2,443
Add: Interest expenses, net	4,481	2,174
Add: Income tax expense/(benefit)	2,183	(666)
Add: Depreciation	24,501	18,156
Add: Impairment loss on mining equipment	-	11,850
Add: Impairment loss on assets held by FTX	-	9,827
Minus: Realized fair value gain on digital asset borrowings	-	(4,206)
Adjusted EBITDA	41,659	39,578